

Mail Stop 3561

December 2, 2016

Mr. David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **Avis Budget Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-10308**

Dear Mr. Wyshner:

We have reviewed your response letter dated November 16, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2016 letter.

Form 10-K for the year ended December 31, 2015

Note 8. Income Taxes, page F-21

1. We note your response to prior comment 1. Please tell us if you recorded any amounts related to the resolution of this prior-year income tax matter in your financial statements prior to the recognition of the tax benefit. If so, please quantify the amounts and tell us their classification within the consolidated balance sheets and statements of operations. Additionally, please tell us if you considered the resolution of the prior-year income tax matter to be the correction of an error or a change in accounting estimate. In your response, please provide us with any accounting guidance considered in determining the accounting treatment and with further background information of this tax matter.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure